Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

(All dollar amounts expressed in US dollars unless otherwise noted)

Great Panther Files NI 43-101 Technical Report for the Tucano Gold Mine and Provides Update on Exploration Strategy and Programs for 2021

Vancouver – January 29, 2021 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) ("Great Panther" or the "Company") announces today it has filed the "Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapa State, Brazil" ("Technical Report"). The Technical Report supports the Company's updated Mineral Reserve and Mineral Resource estimate (“MRMR”) for Tucano announced by news release on December 15, 2020.

The Technical Report has an effective date of September 30, 2020 , and is available on SEDAR at www.sedar.com  and on the Company's website at www.greatpanther.com, and will be filed on EDGAR as soon as practicable at www.sec.gov.

2021 Exploration Programs and Exploration Strategy Update

“Our 2020 exploration programs were successful in extending the existing open pit mine life at Tucano and adding significant resources to our mineral inventory for the Guanajuato Mine Complex”, stated Rob Henderson, President and CEO. “2021 will represent a significant increase in our exploration efforts with a planned record of 90,000 metres of drilling representing a $13 million investment. Our key objectives will be to continue to extend the Tucano open pit mine life, further prove up the underground with a view to extending the high-grade zones, and make meaningful inroads into key targets in the expansive Tucano regional land package. Building on our 2020 exploration success in Mexico will also be a key focus for this year.”

The Great Panther exploration strategy is built on the objective of result driven exploration programs leading to resource replacement and near-mine growth, and longer-term organic growth through regional exploration.

The following outlines Great Panther’s 90,000 metres (“m”) drilling program for 2021.

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Drilling Program	Meters	USD (millions)
Tucano (Brazil)
Open pit	24,000	3.5
Underground	8,000	1.7
Regional	28,000	3.2
Sub-Total	60,000	8.4
Mexican Operating Mines
GMC(1)	15,000	2.0
Topia	5,000	1.0
Sub-Total	20,000	3.0
Other Projects(2)	10,000	2.0
Total	90,000	13.4
(1)	“GMC” refers to the Guanajuato Mine Complex comprised of the Guanajuato Mine, San Ignacio Mine and the Cata processing plant.
(2)	Planned 2021 drilling metres and expenditure for Other Projects (described below) are new disclosures. The Company previously provided planned 2021 drilling expenditures for the Tucano Mine and Mexican operating mines in its January 14, 2021 press release which provided production and cost guidance for these mines.

Tucano (Brazil)

Great Panther’s strategy for Tucano is to explore and grow the gold resource potential of the tenement portfolio, covering an almost 2,000 square kilometres (“km2”) portion of the Vila Nova Greenstone Belt (the “Belt”). In 2021, five drill rigs are planned to complete 60,000m of drilling and over 500km of regional soil sampling will identify high priority regional targets.

The Tucano Gold Mine is host to a 7-kilometer-long trend of gold deposits surrounded by the large, near 2,000km2 tenement package controlled by Great Panther. Despite the long history of the deposit, discovered in the late 1990’s and with first production in 2005, little exploration or resource drilling has been carried out outside the Tucano mine trend. A number of targets were defined in aero-geophysical and regional geochemical surveys in the late 1990’s and Great Panther plans include carrying exploration of those viewed as the highest potential targets within reasonable proximity of the current mining operations.

Open Pit Resource replacement and expansion. The 24,000m combined Reverse Circulation (“RC”) and Diamond Drilling (“DD”) campaign is focused on near-mine targets including TAP C, Urso and Torres, as well as testing of several geochemical anomalies associated with the mine sequence that have not been evaluated.

Urucum underground. The current underground MRMR incorporates just part of the anomalous trend below the Urucum pits. There are a number of high-grade mineralized zones suggested by the modelling of the historical drilling. The 8,000m diamond drilling program is focused on upgrading one of the known high-grade zones at Urucum North while testing another zone at Urucum Central. The extent of these high-grade zones is important in determining the placement of the primary decline that will be used to access the mining areas.

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Regional target drilling. A total of 28,000m has been planned for fast-track evaluation of key targets such as Mutum, Saraminda and Lona Amarela using Auger, Rotary Air Blast (“RAB”) and RC drilling programs plus multi-element soil geochemistry. Initial orientation studies in 2020 and currently underway at Mutum suggest the interpretation of detailed soil sampling using multi-element geochemical analyses will allow for the skipping of the auger drilling step and going straight to RAB or RC drilling, which is expected to accelerate the start of drill permitting processes by four to eight months. A detailed soil grid is currently being opened to cover the 5km long Mutum gold trend and RAB and RC programs are being prepared for Saraminda and Lona Amarela. Mutum, Saraminda and Lona Amarela are within 15 km of the of the existing mine operations.

New target generation. Having defined the regional structural model associated with the mineralization events, Great Panther has prioritized high potential exploration corridors within the 2000km2 area of interest. It has initiated a program of regional multi-element soil sampling over these corridors with the intention of defining new targets within the Belt and prioritizing these targets using the combination of the geochemistry and existing regional aero-geophysical data.

Mexico

San Ignacio. Exploration efforts continue with 5,000m of fill-in surface drilling planned along the Purisima veins south of the development of the San Pedro ramp, deeper in the Purisima/Purisima alto vein system and continue testing for Au-Ag mineralization along 1.1km of Purisima vein north from the old San Ignacio shaft.

Guanajuato. A concerted effort of sampling and geological mapping in accessible parts of the historical mining areas is near completion and will be followed by a planned 10,000m of underground drilling on the most prospective areas, including along the north side of Valenciana, between Valenciana and Cata, and in the Pozos, Promontorio, and Guanajuatito areas.  The 2020 exploration efforts more than doubled the known Inferred Mineral Resource estimate. – See the Company’s news release dated November 23, 2020 and the related technical report filed on December 23, 2020 with an effective date of July 31, 2020 for more details.

Topia. 5,000 m exploration surface drilling are planned focussed on defining new Mineral Resources in six areas along the strike and down-dip extents of present mining efforts.

Other Projects

Other Projects. These may include the Plomo gold project in Sonora (“Plomo”), El Horcón which has proximity to the GMC, or Coricancha in Peru.  The $2.0 million budgeted for these projects will be allocated on the basis of a number of factors including potential for return on investment, access and availability of resources, community and permitting considerations.  Plans for Plomo, for example, will see detailed geological / alteration / structural mapping to confirm an earlier geological interpretation from 2012, before any surface drill testing.  El Horcon drilling will be subject to a successful study on the addition of a zinc concentrate flotation for the Guanajuato plant.  Drilling for Coricancha would focus on expanding readily accessible high grade Mineral Resources along the Constancia, Wellington, and Escondida veins and is subject to achieving acceptable community agreements for access.

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QUALIFIED PERSONS

All scientific and technical information contained in this news release has been reviewed and approved by Neil Hepworth, Chartered Engineer MIMMM, Chief Operating Officer of Great Panther, Nicholas Winer, FAusIMM, Vice-President, Exploration of Great Panther, and Robert F. Brown, P. Eng., Geological Consultant of Great Panther, each a non-independent Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101)”.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Investor Relations
tel: +1 888-355-1766
email: info@greatpanther.com
web: www.greatpanther.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: the Tucano Mineral Reserve and Mineral Resource estimates and the GMC Mineral Resource estimates and the assumptions underlying the estimates; the Tucano life of mine extensions; the Company’s ability to advance successfully opportunities for resource growth and mine life extension in the future; the exploration potential of Tucano near-mine, underground and regional land package; the Company’s plans to complete and results of further exploration and drilling at Tucano, Topia, GMC, Plomo, El Horcón and Coricancha; the Company’s ability to further prove up the underground resources to support the development of an underground mine; the Company’s ability to successfully execute and fund its exploration strategies as planned; and the Company's plans to pursue acquisition opportunities to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties, and contingencies. These assumptions include: the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; metal prices remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations and exploration and drilling programs are received in a timely manner and maintained, including the various drilling permits required to complete the programs; the Company will be able to access the prospective exploration and drilling areas without interruption; continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control of Urucum Central South (“UCS”) where mining re-started in the last week of October; management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company; assumption that the Company will be successful in resolving the legal claims that ban the use of cyanide in the Tucano processing; management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; conditions in the financial markets; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the accuracy of the geological, operational and price and exchange rate assumptions on which the cost assumptions are based; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; the Company’s expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the estimates or Mineral Reserves and Mineral Resources or its future mining plans; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company’s ability to operate as anticipated, including the risk of an unplanned partial or full shutdown of the Company’s mines and processing plants, whether voluntary or imposed by authorities, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate or that the assumptions upon which they are based are different than expected; the discontinuity of the ore body and mine selectivity may result in a risk that dilution and mining recovery estimates used in the Mineral Reserve estimation do not accurately reconcile with the Company’s ability to recover the tonnage, grade and metal content estimated in the Mineral Reserves; metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; potential of further instability or failure of walls of the UCS pit, which compromises a material part of the Mineral Reserves being accessed in 2021; there is no assurance that the Company will be able to continue mining and be able to access the UCS Mineral Reserves which may adversely impact the Company’s Mineral Reserve estimates, production plans and future revenues, including the potential risk that the Mineral Reserves at UCS may not be accessible at all or that access may be dependent on further remedial work that might interrupt operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; risk that the Company is not successful in its litigation, including a risk that the use of cyanide would be banned in respect of Tucano’s operations causing Tucano to have to cease operations if an alternative to cyanide treatment cannot be identified and implemented in a cost-effective way (of which there is no assurance); planned exploration activities may not result in conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; employee and contractor relations; relationships with, and claims by, local communities; the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner, which if not granted could result in an interruption to operations, including the permits and approvals of the expansion of the GMC tailings facility and the exploration and drilling programs required to complete the various programs being planned; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of Mineral Reserves as properties are mined; operating or technical difficulties in mineral exploration; changes in project parameters as plans continue to be refined; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company’s inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject; ability to maintain and renew agreements with local communities to support continued operations, including any access which may be required for the exploration and drilling programs described in this news release; there is no assurance that the Company will be able to identify or complete acquisition opportunities; and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to Mineral Resources in this news release are defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards for Mineral Resources and Mineral Reserves 2014 (CIM Definition Standards).

The United States Securities and Exchange Commission (the “SEC”) has adopted amendments effective February 25, 2019 (the “SEC Modernization Rules”) to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934. The SEC Modernization Rules have replaced SEC Industry Guide 7, which will be rescinded following a transition period and after the required compliance date of the SEC Modernization Rules.

As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are defined in substantially similar terms to the corresponding CIM Definition Standards. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the foregoing terms are “substantially similar” to corresponding definitions under the CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

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Further, “Inferred Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the Inferred Resources exist. In accordance with Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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